International Power plc
Senator House
85 Queen Victoria Street
London EC4V 4DP
United Kingdom
Mr William Choi, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
United States of America
31 October 2006
International Power plc — Form 20-F for the Year Ended 31 December 2005
Filed 30 June 2006
File No. 1-13644
Dear Mr Choi
We previously communicated to you that we intended to respond to your letter dated 28 September 2006 on or prior to 31 October 2006. Our audit committee continues to carefully review the issues raised in your letter and our proposed responses. As a result, unfortunately we will not be able to respond to your letter during the time period that we previously contemplated. We presently anticipate being able to provide a response to your letter on or prior to 30 November 2006. We hope that this is acceptable, and appreciate your understanding.
Should you have any questions or concerns, please do not hesitate to contact me on +44 20 7320 8361 or Nigel Jones on +44 20 7320 8721.
Yours sincerely
/s/ Mark Williamson
MARK WILLIAMSON
 Chief Financial Officer